NAME OF REGISTRANT:
Templeton Global Investment Trust
File No. 811-08226


EXHIBIT ITEM No. 77(c): Policies With Respect to Security Investment


At the December 7, 2004 meeting of the Board of Trustees (the "Board") of Templeton Global Investment Trust, the Board approved certain changes to the Templeton International (Ex EM) Fund's non-fundamental investment policies. These changes, which became effective on August 1, 2005, included: (i) updating certain non-fundamental investment policies so that they conform with recent changes to the Investment Company Act of 1940, as amended; and (ii) eliminating certain non-fundamental investment policies that are no longer required by law.